Arabian American Development Company
1650 Hwy 6 S, Suite 190
Sugar Land, TX  77478
(409) 385-8300

September 17, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Messrs. H. Roger Schwall and Paul Monsour

Re:           Arabian American Development Company
Form 10-K for the Fiscal year Ended December 31, 2012
Filed March 18, 2013, as amended on June 26, 2013 and August 30, 2013
Response letter dated September 16, 2013
File No. 1-33926

Dear Mr. Schwall and Mr. Monsour:

Please accept this letter as Arabian American Development Company’s (the “Company”) response to your letter dated September 16, 2013.

Form 10-K for the fiscal year ended December 31, 2012, as amended June 26, 2013

Dependence on a limited number of customers could adversely impact profitability, page 8

We note your risk factor here and later disclosure that “[f]or the year ended December 31, 2012, two customers accounted for 13.2% and 12.1% of [your] total sales.”  In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or explain to us why you believe this information is not required.  We note your statement that “[t]he total loss of either of these two customers could adversely affect [y]our ability to market products on a competitive basis and generate a profit.”

Response:  We respectfully note your comment and offer the following information.  During 2012, sales to each of two customers minimally exceeded 10 percent or more of the Company’s revenues, e.g. 13.2% and 12.1%.  The lone relationship the Company has with these customers is one of supplier and customer.  Since the Company only has one major competitor in the specialty products and solvents markets, disclosure of the names of its top two customers could prove detrimental as that competitor could then focus marketing efforts on those customers in an effort to capture the trading relationships.  Also, disclosure of the names of the Company’s top two customers would assist potential entrants to the industry in discerning their prospects of competing for these customers.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,
By: /s/Connie Cook
Connie Cook
Chief Financial Officer